OMB APPROVAL OMB Number: 3235-0145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

UNI-PIXEL DISPLAYS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

904572 10 4

(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road, Westbury, NY 11590
(516-487-1446)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement 9.  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 904572 10 4	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William Baquet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,080,307
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,080,307
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,080,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 904572 10 4	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fordham Financial Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* x Excludes 1,080,307 shares owned by William Baquet.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 904572 10 4	Page 4 of 5 Pages

On April 6, 2005, the Issuer became a reporting company under Section 12(g) of the Securities and Exchange Act of 1934, as amended, when its Form 10-SB became effective (File No. 000-49737). This Schedule 13D is being filed for the reporting person who was a 5% or greater stockholder at the time that the Form 10-SB became effective.  For this reason, all references to source of funds have been answered not applicable.

Item 1.

Security and Issuer

This statement relates to the Common Stock of Uni-Pixel Displays, Inc. (the “Issuer”).  The Issuer’s executive office is located at 8708 Technology Forest Place, Suite 100, The Woodlands, Texas 77381.

Item 2.

Identity and Background

(a)

William Baquet

(b)

14 Wall Street, 18th Floor, New York, NY 10005

(c)

Chief Executive Officer of Fordham Financial Management, Inc., a registered broker/dealer.

(d)

Not applicable.

(e)

Not applicable.

(f)

USA

(a)

Fordham Financial Management, Inc.

(b)

14 Wall Street, 18th Floor, New York, NY 10005

(c)

A registered broker/dealer.

(d)

Not applicable.

(e)

Not applicable.

(g)

Colorado

Item 3.

Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.

Purpose of Transactions

(a) - (j)  Not applicable.

SCHEDULE 13D

CUSIP No. 904572 10 4	Page 5 of 5 Pages

Item 5.

Interest in Securities of the Issuer

(a) - (b)  As of August 14, 2006, the Issuer had outstanding 16,014,686 shares of Common Stock. On that date, William Baquet had the sole right to vote and to dispose of 1,080,307 shares of Common Stock, representing 6.6% of the outstanding shares. On that date, Fordham Financial Management, Inc. did not beneficially own any shares. William Baquet is the principal owner, Chief Executive officer and a director of Fordham Financial. It should be noted that Mr. Baquet’s beneficial ownership includes Warrants to purchase 471,087 shares of Common Stock at an exercise price of $1.75 per share.

(c) - (e) Not Applicable

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Not applicable – However, it should be noted that Fordham Financial Management has a consulting agreement with the Issuer, but it does not provide for the appointment of directors.

Item 7.

Materials to be filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2006	Signature By:	By: /s/ William Baquet
William Baquet

FORDHAM FINANCIAL MANAGEMENT, INC.
By: /s/ William Baquet
William Baquet, Chief Executive Officer